Exhibit 99.(a)(5)(C)

FOR IMMEDIATE RELEASE	Company Contacts:

James Hawkins President & CEO

John Glenn CFO (925) 468-7600

INVIVO CORPORATION ANNOUNCES FINAL
RESULTS OF ISSUER TENDER OFFER

     PLEASANTON, CALIFORNIA, February 18, 2003....INVIVO CORPORATION (NASDAQ:SAFE), announced today the final results of its tender offer for up to 650,000 shares of its common stock at a purchase price of $15.00 per share, net to the seller in cash, without interest, which expired on February 11, 2003.

     Based on a final count by U.S. Stock Transfer Corporation, the depositary for the offer, a total of 2,115,659 shares of common stock were properly tendered and not withdrawn. Invivo will purchase 650,000 shares, resulting in a proration factor of approximately 30.7% of the shares tendered. The shares being purchased represent approximately 14.4% of the Company’s approximately 4.5 million shares outstanding as of February 10, 2003, the date immediately prior to the expiration of the offer. The aggregate purchase price paid will be $9.75 million. Invivo intends to fund the payment for shares from available cash

     Payment for shares validly tendered and accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by U.S. Stock Transfer Corporation, the depositary for the offer. As a result of the completion of the offer, Invivo will have approximately 3.9 million shares issued and outstanding immediately following payment for the tendered shares.

     Invivo Corporation’s Invivo Research subsidiary designs, manufactures and markets monitoring systems that measure and display vital signs of patients in medical settings.